FORM 18-K
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL REPORT
OF
THE REPUBLIC OF TURKEY
(Name of Registrant)

Date of end of last fiscal year: December 31, 2007
SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A
Names and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission
Turkish Embassy in Washington D.C.
Office of the Economic Counselor
2525 Massachusetts Avenue, N.W.
Washington, D.C. 20008

*	The Registrant is filing this annual report on a voluntary basis.

THE REPUBLIC OF TURKEY
     Reference is made to the registration statement filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2006 and effective as of August 10, 2006 (Registration Number 333-133956) (the “Registration Statement”) of the Republic of Turkey (the “Republic” or the “registrant”).
The information set forth below is to be furnished:
1.	In respect of each issue of securities of the registrant registered, a brief statement as to:
(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities. No such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof. No such provisions.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment. No such circumstances.
2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:
(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.) The internal funded debt of the Republic as of December 31, 2007 was YTL230,379 million.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.) The total principal amount of external funded debt of the Republic outstanding as of December 31, 2007 was as follows (in millions):

Payable in Euro/ECU	EURO	62,354
Payable in United States Dollars		$154,074
Payable in German Marks	DM	0
Payable in Swiss Francs	CHF	1,061
Payable in French Francs	FFR	0
Payable in British Pound Sterling	GB	441
Payable in Japanese Yen	JPY	320,851
Payable in Dutch Guilders	NLG	0
Payable in Special Drawing Rights	SDR	4,533
Payable in Other		$12,047
In addition, please see the tables on pages 139-144 of Exhibit D for additional information on the Republic’s total outstanding external debt.
3.	A statement giving the title, date of issue, date of maturity, interest rate, and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.
     Reference is made to the tables on pages 128-159 of Exhibit D.
4.	(a) As to each issue of securities of the registrant which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:
(i)	Total amount held by or for the account of the registrant.
     As of December 31, 2007 the Republic held none.

(ii)	Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Information not practicable to furnish.

(iii)	Total amount otherwise outstanding.

As of December 31, 2007 the Republic had $482,768 million outstanding.

(b)	If a substantial amount is set forth in answer to paragraph (a)(i) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.
5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:
(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

The internal floating indebtedness of the Republic as of December 31, 2007 was YTL113,386 million.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Reference is made to Table No. 63 on page 143 of Exhibit D.
6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered indicating the issue.

Reference is made to Table No. 36 on pages 102-105 of Exhibit D.

7.	(a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

None.
(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported. None.
8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by registrant.

Reference is made to Table No. 27 on page 75 of Exhibit D.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Reference is made to pages 61-67 of Exhibit D.

10.	The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

Reference is made to Table No. 23 on pages 67 of Exhibit D.

This annual report on Form 18-K comprises:
(a)	Pages numbered 1 to 9 consecutively.

(b)	The following exhibits:

Exhibit A — None Exhibit B — None Exhibit C — Copy of the 2008 Annual Budget of the Republic (in Turkish)* Exhibit D — Current Description of the Republic

*	Filed in paper format under cover of Form SE
(c)	Such additional Exhibits as may be filed by the Republic by amendment to this Form 18-K.
This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE	6
EXHIBIT INDEX	7
EX-99.D: CURRENT DESCRIPTION OF TURKEY
EX-99.D: CURRENT DESCRIPTION OF TURKEY

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Ankara, Turkey on the 30th day of September, 2008.

REPUBLIC OF TURKEY
By:	/s/ Memduh Aslan Ackay
Memduh Aslan Akcay
Director General of Foreign Economic Relations, Undersecretariat of Treasury, Prime Ministry

EXHIBIT INDEX

Exhibit No.		Page No.
A:	None
B:	None
C:	Copy of the 2008 Annual Budget of Turkey*
D:	Current Description of Turkey

*	Filed in paper format under cover of Form SE.